SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2005

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit 1 March 21, 2005 Press Release Announcing Appointments to Futuremedia Board of Directors.


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

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company

By:    /s/ Leonard Fertig
       ------------------------
       Leonard Fertig
       Chief Executive Officer

Date:  March 21, 2005


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

                                    EXHIBIT 1


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

PRESS RELEASE

                      Futuremedia Announces Appointments to
                               Board of Directors

Brighton, UK - March 21, 2005 - Futuremedia plc (NasdaqSC: FMDAY), a leading European e-learning content and services provider, today announced the appointment of three new independent directors to the Company's Board. The new directors include Michiel Steel, Mick Pilsworth and John Schwallie.

Jan Vandamme, Chairman of Futuremedia, said, "With the appointment of these three seasoned executives to our Board, we have significantly strengthened our governance. These executives bring to Futuremedia a wealth of experience in building, organizing and improving the performance of a wide range of companies and have successfully managed and guided organizations during periods of rapid growth and industry change. They are committed to working with the Futuremedia management team to develop a strategy that will capture the growth opportunities ahead. I welcome them to the Board and look forward to working with them in improving the performance of the Company to the benefit of our shareholders."

Michiel Steel brings to Futuremedia over 34 years of experience in managing and consulting for complex and fast-growing companies. He currently serves as an independent director on the Board of AIB-Vincotte Group, a global solution provider in the field of quality, safety and the environment, employing over 1,800 people. He was most recently a member of the management committee of The Belgian Post, where he assisted in the organizational transformation of the company, which is Belgium's largest employer. From 1992 to 2000, he was a vice president at Gemini Consulting, one of the world's leading consulting firms, where he specialized in strategy formulation, shareholder value creation, M&A, organizational effectiveness and business process re-engineering. Previously, he held senior management positions, primarily in human resources, operations improvement and management training at Union Carbide Corporation, Cegos Benelux NV and the Procter & Gamble Corporation.

Mick Pilsworth has over three decades of experience in building, organizing and managing companies in the media industry. He is currently the chairman of television consultancy Martini Media Ltd. He also serves as executive chairman of Motive Television Plc, a television production group based in London and Dublin, and non-executive chairman of Cheeky Productions, Ltd., a UK-based children's animation company. Previously, he was chief executive officer of Chrysalis TV Group, where he founded and developed the TV production division, including a portfolio of eleven TV production companies in seven countries. His prior senior management roles spanned content production, merchandising and revenue diversification at a number of media and entertainment companies, including SelecTV plc, MGMM Communications, TVS and LWT.


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

John Schwallie has a track record of effectively building and restructuring companies operating in nascent and fast-growing industries. He is currently a finance and operations consultant. Most recently, he was the chief operating officer and chief financial officer of Wildbrain, a U.S. based producer of animation and entertainment content. While at Wildbrain he negotiated and closed a multi-picture co-production and distribution deal with Miramax, a TV series production contract with Disney and raised private equity financing. From 1995 to 2000, he was the chief financial officer of Central European Media Enterprises (CME), the leading terrestrial broadcast television group in Central and Eastern Europe. To fund CME's rapid growth, he raised over $500 million in public equity and debt. Previously, he was the chief financial officer and financial director of CME's largest station, Nova TV, the first private national television station in Central Europe. Earlier, he was the advisor to the finance director of Prague Breweries. John is a Certified Public Accountant and has an MBA from Cornell University.

The Company also announced today that David Bailey has resigned from the Board. As a result of these changes, the Company now has a total of six directors, four of whom are independent.

About Futuremedia:
Futuremedia plc is a leading provider of value-driven e-learning content and services to employers and employees. The Company has a proven track record of developing and out-sourcing tailored, fully managed e-learning solutions to large organizations. Futuremedia's services include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles.

Through its Learning For All(TM) (LFA) and Your Choice(TM) service offerings, the Company is a pioneer and leader in the creation, development and delivery of e-learning programs that fall under the government tax benefits program, Home Computing Initiative (HCI). A fully managed service, LFA provides employees with access to an Internet-ready, fully installed home computer with on-line learning content at a discounted cost through government tax incentives. Futuremedia currently serves 13 corporations and institutions and over 26,000 enrolled employees through its LFA initiatives, representing the largest network in the UK to date. Futuremedia has also developed Your Choice, its employee tax benefits management program which includes services offered under the childcare voucher system and tax-free bicycle initiatives in the UK.

Futuremedia's customers include Britvic, BT, BUPA, Capita, Channel Four, Compass Group, Daimler Chrysler, GSK, Hilton International, IDEA, ING Direct, the UK Crown Prosecution Service, the UK National Health Service, Royal Mail, Syngenta, Winterthur Life and a growing number of UK local authorities. The Company is partnered with Fujitsu-Siemens, Microsoft, Thomson NETg and SkillSoft in delivering its products and solutions. Futuremedia Plc appears on the official supplier listing of the HCI Alliance as a Founder HCI Alliance Provider Partner. Please see the HCI Alliance website for the listing criteria: www.ukhomecomputing.co.uk.


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



"Safe  Harbor"  Statement  under Section 21E of the  Securities  Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the expected benefits that new members of the Board of Directors will bring to the Company, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with changes in the Board of Directors and management, the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), risks associated with rapid growth, the Company's ability to increase revenue, generate cash and ensure that it has adequate working capital, the Company's ability to successfully develop its business in new geographic markets, the Company's ability to operate profitably in the future, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of
Futuremedia   or   their   respective   owners.


Contact Information:
Mike Smargiassi/Corey Kinger
Brainerd Communicators, Inc.
212-986-6667
kinger@braincomm.com




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